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                           January 4, 2023

       Kersten Zupfer
       Executive Vice President and Chief Financial Officer
       Regis Corporation
       3701 Wayzata Boulevard
       Minneapolis, MN 55416

                                                        Re: Regis Corporation
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed August 23,
2022
                                                            Earnings Release on
Form 8-K
                                                            Furnished November
1, 2022
                                                            File No. 001-12725

       Dear Kersten Zupfer:

              We have reviewed your December 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 22, 2022 letter.

       Earnings Release on Form 8-K Furnished November 1, 2022

       Exhibit 99.1
       Non-GAAP Reconciliations
       Reconciliation Of Reported Franchise EBITDA As A Percent Of U.S. GAAP Revenue To
       EBITDA As A Percent Of Adjusted Revenue

   1. Refer to your response to comment 5 regarding the non-margin revenue adjustments in presenting adjusted
EBITDA as a percent of adjusted revenue. Please consider adding disclosure consistent
with your response that you remove non-margin revenue in order to show a meaningful
margin rate given the majority of your revenue is offset by an equal amount of expense such
that there is no contribution to your margin.
 Kersten Zupfer
Regis Corporation
January 4, 2023
Page 2
2. Refer to your responses to comments 3 and 4. You state "adjusted EBITDA" is to be the sole segment measure going forward. However, we note your reference to "adjusted
         Franchise EBITDA" in these responses, and we also note reference to "Franchise adjusted
         EBITDA" in the earnings release. If these measures represent the same amount, please use one label for consistency. If they represent different measures, explain to us how these measures differ and what each represents.
3.       In your response to comment 3 you state you will no longer present
"Franchise
         EBITDA." In comment 5 you refer to the use of "Franchise EBITDA" in the reconciliation as if you still intend to present it. Please clarify for us whether or not
         "Franchise EBITDA" is to be presented.
       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameKersten Zupfer                                 Sincerely,
Comapany NameRegis Corporation
                                                                 Division of
Corporation Finance
January 4, 2023 Page 2                                           Office of
Trade & Services
FirstName LastName